Yulong Eco-Materials Limited

Eastern End of Xiwuzhuang Village

Jiaodian Town, Xinhua Area

Pingdingshan, Henan Province

People’s Republic of China

Phone: +86-375-8888988

February 13, 2015

VIA EDGAR CORRESPONDENCE

United States Securities and Exchange Commission

100 “F” Street, N.E.

Washington, D.C. 20549

Attn:	Ms. Pamela Long
Mr. Craig Slivka
Mr. Leland Benton
Ms. Patricia Do
Ms. Jeanne Baker

Re:	Yulong Eco-Materials Limited Registration Statement on Form S-1 Filed December 19, 2014 File No. 333-201170

Ladies and Gentlemen:

Set forth below are the responses of Yulong Eco-Materials Limited (the “Company”) to the comments received from the staff (“Staff”) of the Securities and Exchange Commission (the “Commission”) in the letter dated January 5, 2015, regarding the above-referenced matter. We have reproduced the Staff’s comments in bold type for your convenience and have followed the comment with the Company’s response. References in this letter to “we”, “our”, or “us” mean the Company or its advisors, as the context may require.

We have also enclose a marked draft of the proposed Amendment No. 1 (“Amendment No. 1”) to the Company’s Registration Statement on Form S-1 filed with the Commission on December 19, 2014 (the “Registration Statement”) containing revisions that have been made in response to the Staff’s comments.

Risk Factors, page 6

We depend on third parties to produce some of our products, page 8

1.	You continue to characterize the use of third parties to produce some of your products as not materially affecting your cost of revenue and gross profit. The impact of these arrangements appears to be material to the cost of revenue in your bricks segment. For example, in the year ended June 30, 2013, 27.3% of your bricks were produced by third parties at what appears to be an approximately 20% discount to your own cost of producing bricks. Please revise here and throughout. Refer to comment 2 of our letter dated November 24, 2014.

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Response: We have revised our disclosure in the fourth paragraph on page 30 as follows:

We also use third-party manufacturers generally when orders exceed our production capacities. Such was the case for concrete in fiscal 2014 and 2013, and for the six months ended December 31, 2014. Such third-party manufacturers produce bricks and concrete with their employees and equipment using our pre-formulated raw material blends and under our supervision, and allow us to stage the finished products (in the case of bricks) onsite until our customers take delivery.  In return, we pay them a fee for every cubic meter of finished product, which fee is negotiated separately with each manufacturer. To date, such fees have been lower than our overhead and direct labor cost to produce a cubic meter of brick or concrete on our own. Based on the fees we paid in fiscal 2013 and 2014, which remained consistent during such periods (i.e., $0.9 for bricks, and $0.9 and $1.0, respectively, for concrete), such fees were approximately $2.5 and $2.2 lower per unit for bricks, respectively, and $1.3 and $1.2 lower per unit for concrete, respectively. Thus, were we to entirely produce internally during such periods, our cost of revenues would have increased by approximately $352,000 and $270,000 for bricks, respectively, and $404,000 and $326,000 for concrete, respectively, and our gross profit would have decreased accordingly. These fees, however, may be higher or lower in the future depending on how much bricks or concrete we produce and thus how much overhead and direct labor cost we allocate to each resulting product unit. The brick manufacturer that we have been using lacks a sales department to develop business in the local market, while we are a principal customer of the concrete manufacturer that we have been using. Thus, we believe that we currently have more bargaining power with respect to the fees that we pay these manufacturers.

We have also included the following disclosure with respect to the interim periods in the second paragraph on page 31:

For the six months ended December 31, 2014 and 2013, approximately 21.7% and 20.9% of the bricks, and approximately 24.7% and 38.2% of the concrete, respectively, we sold were produced by third-party manufacturers. Based on the fees we paid, which remained consistent during such periods (i.e., $0.9 for bricks, and $1.0, for concrete), such fees were approximately $2.3 lower per unit for bricks, and $1.0 and $1.3 lower per unit for concrete, respectively. Thus, were we to entirely produce internally during such periods, our cost of revenues would have increased by approximately $124,000 and $102,000 for bricks, respectively, and $82,000 and $178,000 for concrete, respectively, and our gross profit would have decreased accordingly.

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If our consolidated affiliated entities were to incur net losses, Yulong WFOE’s inability … page 12.

2.	We note your response to comment 4 of our letter dated November 24, 2014. Your revised disclosure remains unclear. It is apparent that profitable operations are required for any company to continue as a going concern. We are concerned about disclosure surrounding the risks surrounding the fact that Yulong WFOE must provide funds to your consolidated affiliated entities when contractually required to do so in light of the fact that Yulong WFOE does not maintain any funds to do. We further note that “replac[ing] Yulong Group with other operating … entities” would not discharge Yulong WFOE’s contractual obligation to provide these funds. Please revise.

Response: We have revised our disclosure as follows:

If our consolidated affiliated entities were to incur net losses, Yulong WFOE’s inability to absorb such losses and to remit funds equal to such losses to them could result in our inability to continue as a going concern and Yulong WFOE’s breach of its contractual obligations, in which case you could lose your entire investment.

Pursuant to the contractual arrangements through which we control Yulong Group, Yulong WFOE is obligated to absorb the net losses of, and, upon request, to remit funds equal to such losses to, our consolidated affiliated entities. However, because we rely entirely upon Yulong Group for our revenues, Yulong WFOE’s inability to absorb such net losses could result in our management’s determination that there is substantial doubt as to our ability to continue as a going concern. Should that happen, our ability to continue as a going concern would depend, in large part, on our ability to obtain additional financing or replace Yulong Group with other operating entity or entities, neither of which prospects would be certain. Additionally, because Yulong WFOE currently does not maintain any funds to make payments to our consolidated affiliated entities, such inability could result in a breach by Yulong WFOE of its obligations under the contractual arrangements, which in turn could be the basis upon which our consolidated affiliated entities may seek to terminate the contractual arrangements. If we were unable to continue as a going concern, or if our consolidated affiliated entities were to succeed in terminating the contractual arrangements due to a breach by Yulong WFOE of its obligations, your entire investment could become worthless.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 28

Net Cash Provided by (Used in) Financing Activities, page 34

3.	Please correct the first sentence in the fourth paragraph under this heading so that it refers to the three months ended September 30, 2013. Please also consider using a word other than “proceeds” to describe the funds that you discuss here, as many of the transactions that you describe involve the payment, rather than receipt, of funds.

Response: We have revised our disclosure in the first sentence of the fourth paragraph to refer to the correct year (2013), and have changed the phrase “reflected mainly proceeds from” to “resulted from” in the first sentence of each paragraph under this heading, as reflected on pages 34 and 35 of Amendment No. 1.

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Business, page 39

Contractual Arrangements, page 43

4.	In the final bullet on page 45 you indicate that Yulong Concrete’s business license is not currently in full force and effect, and that renewal is being applied for with the local branch of the SAIC. Please revise, where appropriate, to indicate the impact of this lapse in effectiveness of Yulong Concrete’s business license, when it occurred, whether the Yulong Concrete may currently operate, the contemplated timeframe for renewal, and the chance that renewal may not be granted by SAIC.

Response: As Yulong Concrete’s business license has been renewed and will be in effect until December 23, 2018, we have deleted the following phrase from our disclosure:

…except for Yulong Concrete’s, for which a renewal is being applied for with the local branch of the SAIC…

Underwriting, page 81

Lock-Up Agreements, page 82

5.	Please disclose what percentage of your outstanding equity is held by stockholders who are not entering the lock-up agreements described here.

Response: We have revised our disclosure as follows:

We, our directors and executive officers and our existing shareholders holding 9,887,641 shares in the aggregate (approximately 98.88% of our outstanding ordinary shares prior to this offering) will enter into lock-up agreements with the Representative pursuant to which each of these persons or entities, for a period of time ranging from 90 days to 360 days from the effective date of the registration statement of which this prospectus is a part without the prior written consent of the Representative, agree not to, (1) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any shares of our securities or any securities convertible into or exercisable or exchangeable for our ordinary shares owned or acquired on or prior to the closing date of this offering (including any ordinary shares acquired after the closing date of this offering upon the conversion, exercise or exchange of such securities), or publicly disclose the intention to do any of the foregoing; (2) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the ordinary shares, whether any such transaction described in clause (1) or (2) above is to be settled by delivery of ordinary shares or such other securities, in cash or otherwise, except for certain exceptions and limitations; or (3) file or caused to be filed any registration statement relating to the offering of any of our ordinary shares.

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We hope that the information contained in this letter satisfactorily addresses the comments by the Staff. Please do not hesitate to contact the undersigned or our attorney Francis Chen of LKP Global Law, LLP, at (424) 239-1890 or fchen@lkpgl.com.

Very truly yours,

YULONG ECO-MATERIALS LIMITED

/s/ Yulong Zhu
Yulong Zhu
Chief Executive Officer

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